NAPCO Security Technologies, Inc.

333 Bayview Avenue

Amityville, New York 11701

(631) 842-9400

August 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Thomas Jones

Re:	NAPCO Security Technologies, Inc. Acceleration Request for Registration Statement on Form S-3

Commission File No. 333-248078

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), NAPCO Security Technologies, Inc. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on August 24, 2020 at 4:00 p.m. Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions, please contact Mr. Albert Lung, of Morgan Lewis, at (650) 843-7263, or, in his absence, Mr. Richard Soloway, the Company’s Chief Executive Officer, at (631) 842-9400.

Sincerely,

NAPCO Security Technologies, Inc.

By:	/s/ Richard L. Soloway
Richard L. Soloway, CEO